September 10, 2020

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley

Lilyanna Peyser

James Giugliano

Theresa Brillant

Re:	DoorDash, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted August 18, 2020

CIK No. 0001792789

Ladies and Gentlemen:

On behalf of our client, DoorDash, Inc. (“DoorDash” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 31, 2020, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 submitted to the Commission on August 18, 2020 (the “Draft Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Registration Statement (“Draft Amendment No. 3”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Draft Registration Statement submitted on August 18, 2020), all page references herein correspond to the page of Draft Amendment No. 3.

Securities and Exchange Commission

September 10, 2020

Risk Factors

“If Dashers are reclassified as employees under federal or state law . . .”, page 23

1.

We note your amended disclosure that “[t]he San Francisco District Attorney is also seeking a preliminary injunction that would bar [you] from continuing to classify Dashers in California as independent contractors during the pendency of this case.” Please disclose, if known, when you expect to receive a judgment on this preliminary injunction.

The Company respectfully advises the Staff that it has added further disclosure on pages 23 and 177 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business and Non-GAAP Metrics, page 92

2.	We note the following disclosures about your growth in Total Orders and Marketplace GOV:

•

“[i]n the three months ended June 30, 2020, Total Orders increased to 204 million, or 234% growth compared to the same period in 2019;” and that “increased engagement from existing consumers, the addition of new consumers, and an increase in the number of orders completed through Drive . . . accelerated in part due to the effects of the COVID-19 pandemic, which resulted in in-store dining shutdowns and the adoption of shelter-in-place measures;” and

•

“In the three months ended June 30, 2020, Marketplace GOV increased to $6,150 million, or 227% growth compared to the same period in 2019, based on the growth in Total Orders as well as the increasing size of Marketplace orders in part as a result of the COVID-19 pandemic.”

Please disclose whether you expect Total Orders and Marketplace GOV to continue to grow at the same pace in future periods if and when stay-at-home orders and shelter-in-place measures are lifted.

The Company respectfully advises the Staff that it has added further disclosure on pages 31, 94, 95, and 109 to address the Staff’s comment.

Attractive Cohort Trends

“We are in the early stages of broad market adoption . . .”, page 98

3.

We note your response to comment 8, and your amended disclosure on page 99 that “In 2018 and 2019, our sales and marketing and promotions spend was $195 million and $776 million, respectively, of which $60 million and $182 million, respectively, was related to promotions.” Please amend your filing to provide this information for all cohorts presented, not just the 2019 and 2018 cohorts. In this regard, we note your disclosure that “sales and marketing and promotions spend associated with [y]our existing consumers is significantly lower than the spend associated with new consumers.” For clarity, please also consider presenting quantified sales and marketing and promotions spend per cohort, rather than presenting only adjusted sales and marketing and promotions spend as a percentage of each cohort’s Marketplace GOV, or tell us why you have determined not to do so.

Securities and Exchange Commission

September 10, 2020

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the amount of sales and marketing and promotions spend disclosed in the Draft Registration Statement is for all cohorts included in the Draft Registration Statement for fiscal years 2018 and 2019, not just the 2019 and 2018 cohorts. The Company further advises the Staff that the cohort information provided in the Draft Registration Statement is intended to demonstrate the trends exhibited by consumer cohorts over time and the consistency of these trends between different cohorts. The absolute amount of sales and marketing and promotions spend per cohort varies based on, and is commensurate to, the size of the cohort, the mix of consumers within the cohort acquired organically versus through paid channels, the nature of the paid channels and types of promotions offered, and the number of orders placed by new consumers with promotions. The mix and impact of these variables differ depending on the cohort and as a result the amount of spend per cohort also varies. Accordingly, the Company believes that comparing the absolute amount of adjusted sales and marketing and promotions spend for different cohorts does not provide meaningful information to investors beyond the total adjusted sales and marketing and promotions spend (which the Company discloses), and is not reflective of how management views or operates the Company’s business. Instead, the Company’s management focuses on the percentage of Marketplace GOV that it spends on adjusted sales and marketing and promotions per consumer cohort, and it has provided this information in the Draft Registration Statement to enable investors to see the business through management’s eyes. The Company believes that presenting adjusted sales and marketing and promotions spend as a percentage of each cohort’s Marketplace GOV allows investors to have better comparability between cohorts and to understand the efficiency of the Company’s sales and marketing and promotions efforts across different cohorts over time. Accordingly, the Company believes that this disclosure appropriately reflects, and is most meaningful to an investor’s understanding of, the Company’s business and performance over the long term.

“Our historical consumer cohorts exhibit repeat behavior, which drives an increasing proportion of our Marketplace GOV”, page 99

4.

We note your response to comment 6. In order to provide an accurate comparison of data based on your actual results for prior fiscal periods, and because your cohort data is based on your historical data, we continue to think that each cohort should be measured by the same or substantially similar time period. Please revise to disaggregate the 2016 cohort information from prior-year cohorts, remove the 2016 cohort information from your cohort analysis, or provide further analysis as to why you believe it is appropriate to compare data from different time periods.

The Company respectfully advises the Staff that it has revised the disclosure on pages 5, 102, 103, 104, and 105 to disaggregate the 2016 cohort information from prior-year cohorts.

“Adjusted sales and marketing and promotions spend normalizes . . .”, page 100

5.

You disclose that “[w]e use the vast majority of our adjusted sales and marketing and promotions spend to bring new consumers to DoorDash and to encourage their repeat use of our platform so that using DoorDash becomes a regular activity;” and that “[a]djusted sales and marketing and promotions spend with respect to a new consumer cohort is generally elevated in the initial year of a cohort’s life cycle.” Considering that you present historical financial information for the year ended December 31, 2019 and the interim period ended June 30, 2020, and to provide context for investors regarding your adjusted sales and marketing spend, please present adjusted sales and marketing and promotions spend for your 2019 cohort, or tell us why you have determined not to do so. Please do the same for your cohort discussion and graphics related to Contribution Profit (Loss) as a percentage of Marketplace GOV and Take Rate.

Securities and Exchange Commission

September 10, 2020

The Company acknowledges the Staff’s comment, and respectfully advises the Staff that the Company’s disclosure, on a consumer cohort basis, of adjusted sales and marketing and promotions spend as a percentage of Marketplace GOV, Contribution Profit (Loss) as a percentage of Marketplace GOV, and Take Rate, is intended to demonstrate the trends exhibited by consumer cohorts over time. As disclosed in the Draft Registration Statement, the adjusted sales and marketing and promotions spend as a percentage of Marketplace GOV for a consumer cohort is generally elevated in the initial year of a cohort’s life cycle on the Company’s platform and subsequently normalizes to between two and three percent of the cohort’s Marketplace GOV by the second year that the cohort has been on the Company’s platform. Similarly, as disclosed in the Draft Registration Statement, Contribution Profit (Loss) as a percentage of Marketplace GOV is generally negative in the first year that a cohort is on the Company’s platform and becomes increasingly positive in the subsequent years that the cohort has been on the Company’s platform. The Company believes that providing disclosure of the performance of the Company’s historical cohorts for which at least two years of comparative data are available appropriately represents, and is most meaningful to an investor’s understanding of, the Company’s business and performance over time. As the 2019 cohort includes all consumers who placed their first order on the Company’s platform between January 1, 2019 and December 31, 2019, nearly all of the consumers in the cohort were on the Company’s platform for less than one year during 2019 and there is no comparable information for the cohort’s performance as a whole beyond its first year. Accordingly, the Company does not believe that providing the adjusted sales and marketing and promotions spend as a percentage of Marketplace GOV, Contribution Profit (Loss) as a percentage of Marketplace GOV, and Take Rate for just the initial year of a cohort on the Company’s platform, without comparative data for subsequent periods, would appropriately represent, or meaningfully add to an investor’s understanding of, the Company’s business and performance over time.

*****

Securities and Exchange Commission

September 10, 2020

Please direct any questions regarding the Company’s responses or Draft Amendment No. 3 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Tony Xu, DoorDash, Inc.

Prabir Adarkar, DoorDash, Inc.

Keith D. Yandell, DoorDash, Inc.

Tia A. Sherringham, DoorDash, Inc.

Brian E. Brown, DoorDash, Inc.

Rob Moreno, DoorDash, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Heidi E. Mayon, Goodwin Procter LLP

Sarah B. Axtell, Goodwin Procter LLP